Exhibit 21.1

List of Subsidiaries

Name	Place of Incorporation	% of ownership
Alpine Bioscience Ltd.	The British Virgin Islands	100%
Adlai Nortye Pte. Ltd.	Singapore	100%
Adlai Nortye (HK) Limited	Hong Kong	100%
Adlai Nortye (Switzerland) AG	Switzerland	100%
Adlai Nortye Biopharma Co., Ltd	Mainland China	100%
Adlai Nortye USA INC	The United States	100%
Shanghai Adlai Nortye Biopharma Co., Ltd	Mainland China	100%
Hangzhou Tangchuang Future Technology Co., Ltd.	Mainland China	100%